UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



# FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the fiscal year ended December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the transition period from ________ to ________**



**Commission File No. 001-06702**

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

## NEXEN SAVINGS PLAN

12790 Merit Drive, Suite 800
Dallas, Texas 75251-1270

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

## NEXEN INC.

1500, 635-8th Avenue S.W.
Calgary, Alberta, Canada T2P 3Z1

# INDEX TO EXHIBITS

| Exhibit Number | Description of Exhibits |
| --- | --- |
| 1 | Consent of Weaver & Tidwell, L.L.P. |

EXHIBIT 1

NEXEN SAVINGS PLAN

EXHIBIT 1
to
Annual Report on Form 11-K

WEAVER AND TIDWELL

L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

**EXHIBIT 1**

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our reports included in this Form 11-K into the Company's previously filed Registration Statement File No. 33-28346 and 33-79666. It should be noted that we have not audited any financial statements of the Company subsequent to December 31, 2001 or performed any audit procedure subsequent to the date of our report.

Weaver and Tidwell, LLP

WEAVER & TIDWELL, L.L.P.

Dallas, Texas
June 26, 2002

DALLAS

*Three Forest Plaza*
*12221 Merit Drive*
*Suite 1400*
*Dallas, Texas 75251-2280*
*972.490.1970*
*F 972.702.8321*

FORT WORTH

*1600 West Seventh Street*
*Suite 300*
*Fort Worth, Texas 76102-2506*
*817.332.7905*
*F 817.429.5936*

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

# NEXEN SAVINGS PLAN

## FINANCIAL STATEMENTS
## AND
## SUPPLEMENTAL SCHEDULES

## DECEMBER 31, 2001 AND 2000

## TABLE OF CONTENTS

WEAVER AND TIDWELL
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee
NEXEN SAVINGS PLAN
Dallas, Texas

We have audited the accompanying statements of net assets available for benefits of the Nexen Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nexen Savings Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, LLP

**WEAVER AND TIDWELL, L.L.P.**

Dallas, Texas
June 17, 2002

1203

DALLAS
Three Forest Plaza
12221 Merit Drive
Suite 1400
Dallas, Texas 75251-2280
972.490.1970
F 972.702.8321

FORT WORTH
1600 West Seventh Street
Suite 300
Fort Worth, Texas 76102-2506
817.332.7905
F 817.429.5936

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

NEXEN SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| ASSETS | | |
| Investments, at fair value | $ 17,695,167 | $ 18,059,977 |
| Cash | 1,150 | 35,962 |
| Participant loans | 742,666 | 798,243 |
| Miscellaneous receivable | | 110 |
| TOTAL ASSETS | 18,438,983 | 18,894,292 |
| LIABILITIES | | |
| Other payables | 774 | 35,249 |
| TOTAL LIABILITIES | 774 | 35,249 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 18,438,209 | $ 18,859,043 |

The Notes to Financial Statements are
an integral part of these statements.

NEXEN SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| ADDITIONS | | |
| Investment income (loss): | | |
| Net appreciation (depreciation) | | |
| in fair value of investments | $ (2,452,647) | $ 626,690 |
| Interest | 256,397 | 252,119 |
| Dividends | 204,207 | 596,175 |
| | (1,992,043) | 1,474,984 |
| Contributions: | | |
| Participant | 1,241,227 | 976,490 |
| Employer | 894,161 | 683,779 |
| Rollover | 62,923 | 51,051 |
| | 2,198,311 | 1,711,320 |
| TOTAL ADDITIONS | 206,268 | 3,186,304 |
| DEDUCTIONS | | |
| Benefits paid to participants | 624,292 | 659,702 |
| Administrative expenses | 2,810 | 3,286 |
| TOTAL DEDUCTIONS | 627,102 | 662,988 |
| NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE | (420,834) | 2,523,316 |
| NET ASSETS AVAILABLE FOR BENEFITS | | |
| Beginning of year | 18,859,043 | 16,335,727 |
| NET ASSETS AVAILABLE FOR BENEFITS | | |
| End of year | $ 18,438,209 | $ 18,859,043 |

The Notes to Financial Statements are
an integral part of these statements.

## Note 1. Description of the Plan

The following description of the Nexen Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

The Plan is a defined contribution plan that was adopted September 1, 1988, and amended and restated effective May 1, 1997, to provide eligible employees of Nexen Petroleum U.S.A. Inc. (the "Company") and participating employers, Nexen Chemicals U.S.A. Inc., Nexen Marketing U.S.A. Inc. and Nexen Oil and Gas U.S.A. Inc. (the "Participating Employers"), wholly owned subsidiaries of Nexen Inc., a method to meet their long-range financial objectives under the requirements of Section 401(k) of the Internal Revenue Code.

For the years ended December 31, 2001 and 2000, Nationwide Trust Company, FSB (the "Trustee") was the Plan Trustee with the recordkeeping function performed by The 401(k) Company (the "Recordkeeper").

All regular employees of the Company and Participating Employers who are 18 years of age and over are eligible to participate in the Plan on the entry date coinciding with or next following the date the employee attains age 18. Participant contributions are made on a voluntary basis and directly withheld from the participant's eligible compensation, as defined in the Plan Document. Contributions may be made with pretax dollars, after-tax dollars, or a combination of pretax and after-tax dollars. Contributions are limited to 12% of eligible compensation. Eligible compensation excludes overtime and bonuses. Participants are immediately vested in their elective employee contribution account and actual earnings thereon.

The Company and Participating Employers will match 100 percent of participant contributions up to 6% of the participant's eligible compensation. In addition, a participant who completes one hour of service on or after January 1, 2000, shall be vested 100% in his or her employer matching account.

The Plan's investment options are: (1) Stable Value Fund, (2) Bond Fund of America A, (3) Franklin Real Estate Securities Fund A, (4) Lord Abbett Developing Growth Fund A, (5) Deutsche Equity 500 Index Fund, (6) MFS Massachusetts Investors Growth Fund A, (7) Putnam International Voyager Fund A, (8) EuroPacific Growth Fund A, (9) Washington Mutual Investors Fund A, (10) Templeton Developing Markets Fund A, (11) Third Avenue Value Fund, and (12) Nexen Inc. Stock Fund. All Company and Participating Employers contributions were invested in the Nexen Inc. Stock Fund through September 30, 2001. Effective October 1, 2001, all Employer matching contributions were invested in accordance with the investment choices selected by each respective Participant.

The nonvested amounts in a participant's account are forfeited to the Plan upon termination of employment. Such forfeitures are used to reduce future employer expenses of administering the Plan and contributions. Forfeitures of $-0- and $1,426 were used to reduce future Company and Participating Employer contributions in 2001 and 2000, respectively.

Distribution of a participant's entire account becomes due in three ways: (1) upon termination of employment at the participant's early retirement age or normal retirement age as defined in the Plan Document; (2) death; or (3) full and permanent disability. Such account balances may be distributed in a lump-sum payment or via periodic installment payments as described in the Plan Document. For termination of service for any other reasons, a participant is entitled to receive the value of the vested interest in his or her account, payable in accordance with the applicable provision of the Plan Document. Withdrawals from the Plan by active participants are permitted for specific instances of financial hardship. Once per Plan year, a Participant may withdraw a portion or all of his or her after-tax and rollover account, subject to a $250 minimum.

## Note 2. Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 2002 from the Internal Revenue Service stating that the Plan and its amendments are qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust is exempt from taxation under Section 501(a) of the Code. The Trust established under the Plan to hold the Plan's assets is intended to qualify pursuant to the appropriate section of the Internal Revenue Code as a tax-exempt organization. The Company and the Plan's tax counsel believe that the Trust continues to qualify and to operate as designed.

## Note 3. Summary of Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

### Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Current year contributions, expenses, and investment income, including both interest and dividends, which are not received or paid until the subsequent year are accrued in the current year. Benefits are recorded when paid.

### Investments

Investments are stated at fair value as determined by the Trust based on quoted market prices at the Plan's year end. Purchases and sales of investments are recorded on a trade date basis. Participants may direct their contributions and any related earnings into twelve distinct investment options, including the Nexen Inc. Stock Fund. Interest is allocated to participant accounts on a pro-rata basis depending on the participants' account balance. Dividends are allocated based on the number of shares in a Participant's account.

Note 3. Summary of Significant Accounting Policies - continued

Investments – continued

A brief description of these investment options is as follows:

**Nexen Inc. Stock Fund** – provides ownership interest in Nexen Inc. Common Stock with short-term cash sufficient to meet its estimated daily cash needs in a money market account.

**Bond Fund of America A** – This fund invests primarily in high quality intermediate-term corporate bonds and U.S. government securities.

**EuroPacific Growth Fund A** – This fund is a large company foreign stock fund that seeks long-term capital appreciation.

**Washington Mutual Investors Fund A** – Is a large company value-oriented growth and income fund.

**Franklin Real Estate Securities Fund A** – This fund seeks total return and normally invests at least 65% of its assets in real-estate securities, primarily equity real-estate investment trusts.

**Deutsche Equity 500 Index Fund** – Is a large company growth and income fund that invests primarily in equity securities of companies included in the S & P 500.

**Templeton Developing Markets Fund A** – An emerging markets stock fund that seeks long-term capital appreciation by investing in stock of issues in countries with developing markets.

**MFS Massachusetts Investors Growth Fund A** – This fund invests primarily in common stocks or bonds that are convertible into stock, issued by companies exhibiting above-average prospects for long-term growth.

**Stable Value Fund** – The Stable Value Fund's core investment vehicle is the INVESCO Trust Company Stable Value Fund. The remaining portion of the money is invested in money market funds offered through the following mutual fund families: The American Funds Group, Franklin Templeton Investments, MFS Family of Funds, Lord Abbett and Company, Third Avenue Funds, Putnam Investments, and Deutsche Asset Management.

**Third Avenue Value Fund** – This is a small value fund that seeks long-term capital appreciation by investing in equity securities issued by companies that management believes to be undervalued and to have strong financial positions and responsible management.

**Lord Abbett Developing Growth Fund A** – Is a small company growth fund that seeks long-term capital growth by investing in stocks of companies with market capitalization of less than $1 billion.

**Putnam International Voyager Fund A** – Is a foreign stock fund that seeks long-term capital appreciation by investing in small- to mid-capitalization companies.

Note 3. Summary of Significant Accounting Policies – continued

Administration

The Plan is administered by the Administrative Committee, which is composed of members who are either officers or employees of the Company. Investment options for the Plan are selected by the Benefit Plan Design Committee from a list of funds provided by the Recordkeeper. Some of the fund providers charge 12b-1 fees at the fund level before earnings are paid to investors. The Recordkeeper receives fees from these fund providers from 12b-1 fees charged to the funds. 12b-1 fees received by the Recordkeeper are based on Plan assets invested in each fund. All Trustee fees for the Plan are paid by the Company and totaled $2,500 and $2,923 for years 2001 and 2000, respectively. Recordkeeping fees paid by the Company and Participating Employers (net of any 12b-1 fees received from the fund providers) totaled $4,570 and $9,099 for the years ended December 31, 2001 and 2000, respectively.

Note 4. Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan pursuant to provisions set forth by the Plan Document and subject to the provisions of ERISA. In the event of Plan termination, each participant's account shall become fully vested and participants will be entitled to distributions of their entire accounts.

Note 5. Plan Amendments

On March 2, 2001, the Ninth Amendment to the Nexen Savings Plan was executed and adopted. Effective November 2, 2000, the Plan was amended to exclude employees of Nexen Oil and Gas U.S.A. Inc. who are not paid on the U.S. payroll processed in Dallas, Texas from participating in the Plan. Effective December 1, 2000, the Plan was amended to allow a Participant to withdraw, once per Plan year, a portion or all of his or her rollover account, subject to a $250 minimum. Effective January 1, 2001, the Plan was amended to redefine "Compensation" to exclude compensation earned prior to becoming eligible to participate in the Plan for purposes of salary deferral contributions, non-deductible employee contributions, employer matching contributions and any qualified non-elective or matching contributions. Effective July 24, 2000, the Plan was amended to clarify that the Loan Policy sets forth the guidelines for Plan loans.

On July 30, 2001, the Tenth Amendment to the Nexen Savings Plan was executed and adopted. Effective July 13, 2001, the Eligibility and Service requirements were amended to remove "the completion of 3 Months of Service" as one of the eligibility requirements for participating in the Plan and to change the occurrence of Entry Dates from the first day of every month to each business day of the Plan Year. Effective for Plan Years beginning on or after January 1, 2001, with respect to Employees who complete an Hour of Service on or after July 13, 2001, the definition of compensation used for determining Employer Matching Contributions was amended to include compensation earned during the previously required three-month eligibility period.

Note 5. Plan Amendments – continued

On August 24, 2001, the Eleventh Amendment to the Nexen Savings Plan was executed and adopted. Effective October 1, 2001, Participants were allowed to invest the Employer Matching Contributions in accordance with their investment election for future contributions rather than the contributions automatically being invested in the Restricted Nexen Inc. Stock Fund. In addition, effective October 22, 2001, all prior restrictions associated with redirection of employer matching contributions invested in the Restricted Nexen Inc. Stock Fund were lifted to give Participants more flexibility with regard to their investments. Also effective October 1, 2001, the Plan was amended to clarify that the Benefit Plan Design Committee does not have the authority to remove the Nexen Inc. Stock Fund as an investment option in the Plan.

On December 21, 2001, the Twelfth Amendment to the Nexen Savings Plan was executed and adopted to comply with the provisions of the Tax Reform Acts of 1986 and 1997 (TRA '86, TRA '97), the Omnibus Budget Reconciliation Acts of 1986, 1987, 1989, and 1993 (OBRA '86, OBRA '87, OBRA '89, and OBRA '93), the Technical and Miscellaneous Revenue Act of 1988 (TAMRA), the Uniformed Services Employment and Reemployment Rights Act of 1994 ("USERRA"), the Unemployment Compensation Amendments Act of 1992 (UCA), the Small Business Job Protection Act of 1996 (SBJPA '96), the Uruguay Round Agreements Act, implementing agreements under the General Agreements on Tariffs and Trade of 1994 (GATT '94), Internal Revenue Service Restructuring and Reform Act of 1998 ("IRRA"), the Community Renewal Tax Relief Act of 2000 ("CRA 2000"), the Employee Retirement Income Security Act of 1974 (ERISA) and the Code and the regulations promulgated thereunder.

Note 6. Investments

Investments that represent 5% or more of the net assets available for Plan benefits at December 31, 2001 and 2000 are as follows:

| | December 31, 2001 Fair Value | December 31, 2000 Fair Value |
|---|---|---|
| Participant Directed: | | |
| Washington Mutual Investors Fund A | $ 2,197,684 | $ 2,045,513 |
| Bond Fund of America | 960,465 | |
| Nexen Inc. Stock Fund | 6,815,321 | 3,010,253 |
| Stable Value Fund | | 1,450,406 |
| EuroPacific Growth Fund A | 950,782 | |
| Third Avenue Value Fund | | 982,161 |
| MFS Massachusetts Investors Growth Fund A | 1,490,185 | 1,309,629 |
| Non Participant-Directed: | | |
| Nexen Inc. Stock Fund-Restricted | | 5,843,432 |

Note 6. Investments - continued

During 2001and 2000, the Plan's investment return (including gains and losses on investments bought and sold, as well as held during the year) was a net loss of $1,992,043 in 2001 and a net gain of $1,474,984 in 2000 as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Interest and Dividends | Realized and Unrealized Losses | Interest and Dividends | Realized and Unrealized Losses |
| Mutual funds | $ 386,112 | ($ 647,638) | $ 746,863 | ($ 794,127) |
| Stock funds | | ( 1,805,009) | 29,764 | 1,420,817 |
| Loans to Participants | 74,492 | | 71,667 | |

Note 7. Loans to Participants

Participant loans receivable are stated at cost, which approximates fair value. A participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000 with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Participants are charged a $50 loan set-up fee with a $2 monthly maintenance fee. The loans are secured by a lien on the Eligible Borrower's interest in the Plan and bear interest at rates based on prevailing market conditions.

Note 8. Subsequent Event

Effective January 1, 2002, the Plan was amended and restated in its entirety. On December 21, 2001, the First Amendment to the restated Plan was executed, and adopted. The purpose was to amend the Plan to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") and is intended as a good faith compliance with the requirements of EGTRRA and guidance issued thereunder.

# SUPPLEMENTAL SCHEDULES

NEXEN SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EIN: 06-0944810
PLAN NUMBER 001
DECEMBER 31, 2001

| (a) | (b) Identity of Issuer, borrower lessor, or similar party | (c) Description of Investment including maturity date, rate of investment, collateral, par, or maturity value | (d) Cost | (e) Current value |
|---|---|---|---|---|
| **PARTICIPANT-DIRECTED INVESTMENT:** | | | | |
| | The American Funds Group | Bond Fund of America A, Net Asset Value $12.79 | $ 992,574 | $ 960,465 |
| | The American Funds Group | Washington Mutual Investors Fund A, Net Asset Value $28.25 | 2,315,544 | 2,197,684 |
| | The American Funds Group | EuroPacific Growth Fund A, Net Asset Value $26.87 | 1,108,741 | 950,782 |
| | Franklin Templeton Investments | Templeton Developing Markets Fund A, Net Asset Value $9.88 | 285,206 | 227,540 |
| | Franklin Templeton Investments | Franklin Real Estate Securities Fund A, Net Asset Value $16.50 | 475,589 | 504,618 |
| | Deutsche Asset Management | Deutsche Equity 500 Index Fund, Net Asset Value $129.28 | 157,460 | 137,653 |
| | Putnam Investments | Putnam International Voyager Fund A, Net Asset Value $16.27 | 374,876 | 274,128 |
| | Lord Abbett & Company | Lord Abbett Developing Growth Fund A, Net Asset Value $15.20 | 743,196 | 703,744 |
| | MFS Family of Funds | MFS Massachusetts Investors Growth Fund A, Net Asset Value $12.89 | 1,955,693 | 1,490,185 |
| | Third Avenue Funds | Third Avenue Value Fund Net Asset Value $36.43 | 930,887 | 921,544 |
| | The American Funds Group | Cash Management Trust Of America Par Value $1.00 | 350,609 | 350,609 |
| | INVESCO Trust Company | Stable Value Fund, Par Value $1.00 | 2,160,984 | 2,160,984 |
| * | Nexen Inc. | Nexen Inc. Stock Fund ( Nexen, Inc. Stock, no par; money market, value $1.00 ) | 7,637,868 | 6,815,231 |
| * | Loans to Participants | Interest Rates From 7.02% to 10.74% | | 742,666 |
| | | | $ 19,489,227 | $ 18,437,833 |

* Indicates each identified person/entity known to be party-in-interest.

This supplemental schedule lists assets held for investment purposes at December 31, 2001, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

NEXEN SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
EIN: 06-0944810
PLAN NUMBER 001
FOR THE YEAR ENDED DECEMBER 31, 2001

| (a) Identity of party involved | (b) Description of asset (include interest rate and maturity in case of a loan) | (c) Purchase price | (d) Selling price | (e) Lease rental | (f) Expense incurred with transaction | (g) Cost of asset | (h) Current Value of asset on transaction date | (i) Net gain or (loss) |
|---|---|---|---|---|---|---|---|---|
| **PARTICIPANT-DIRECTED INVESTMENT:** | | | | | | | | |
| **SERIES OF TRANSACTIONS:** | | | | | | | | |
| Nexen Inc. | Nexen Inc. Stock Fund | $ 6,771,066 | $ | $ | $ | $ 6,771,066 | $ 6,771,066 | $ |
| Nexen Inc. | Nexen Inc. Stock Fund | | 2,106,483 | | | 2,106,483 | 2,106,483 | |
| INVESCO Trust Company | Stable Value Fund | 1,875,015 | | | | 1,875,015 | 1,875,015 | |
| INVESCO Trust Company | Stable Value Fund | | 1,270,010 | | | 1,270,010 | 1,270,010 | |
| **INDIVIDUAL TRANSACTIONS:** | | | | | | | | |
| Nexen Inc. | Nexen Inc. Stock Fund | 5,401,498 | | | | 5,401,498 | 5,401,498 | |
| **NON PARTICIPANT-DIRECTED INVESTMENT:** | | | | | | | | |
| **SERIES OF TRANSACTIONS:** | | | | | | | | |
| Nexen Inc. | Nexen Inc. Stock Fund - Restricted | | 5,519,594 | | | 5,519,594 | 5,519,594 | |
| **INDIVIDUAL TRANSACTIONS:** | | | | | | | | |
| Nexen Inc. | Nexen Inc. Stock Fund - Restricted | | 5,401,498 | | | 5,401,498 | 5,401,498 | |

This supplemental schedule lists series of transactions in excess of 5% of the fair market value of assets available for benefits at the beginning of the year as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

## SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Nexen Petroleum U.S.A. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: June 26, 2002

NEXEN SAVINGS PLAN

By: Administrative Committee of
Nexen Petroleum U.S.A. Inc.

By: /s/ John M. Glynn
John M. Glynn, Member of
Administrative Committee

By: /s/ Judy K. Williams
Judy K. Williams, Member of
Administrative Committee

By: /s/ Laurie Gupton
Laurie Gupton, Member of
Administrative Committee